MDS Announces Sale of Laboratory Operations
in New York and Georgia Tto LabCorp®

TORONTO, March 16 2004 -- MDS Diagnostic Services has sold its laboratory operations in Poughkeepsie, NY and Atlanta, GA, to Laboratory Corporation of America® Holdings (LabCorp®) (NYSE: LH) in an asset purchase transaction, effective March 15, 2004. Financial terms of the transaction have not been disclosed.

LabCorp immediately assumes responsibility for these operations, including employees and facilities in both locations, and will work with MDS to ensure a smooth transition for customers and employees.

"Late in 2003, we indicated that the US laboratory business had not been meeting our performance expectations. This sale is a necessary step in repositioning the US laboratory business at MDS and will have a positive impact on our operations going forward," said Cam Crawford, President, MDS Diagnostic Services.

The sale is a result of a comprehensive review of MDS US laboratory operations and a resulting change in the US laboratory strategy. This transaction does not affect its joint-venture operations at the Memphis Pathology Laboratory (MPL) and at Integrated Regional Laboratories (IRL) in Florida and its relationship with the Duke University Health System Clinical Laboratories.

MDS Diagnostic Services is part of MDS Inc., an international health and life sciences company (NYSE: MDZ; TSX: MDS). At MDS Inc., more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. MDS focuses on helping discover and test new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. (TSX: MDS; NYSE: MDZ), at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For more information contact:
Sharon Mathers Vice President, Investor Relations MDS Inc. 416.675.6777 x 2695